UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

IHS Holding Limited

(Name of Issuer)

Ordinary shares, $0.30 par value per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wendel SE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,975,396*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,975,396*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,975,396*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%*,**
12		TYPE OF REPORTING PERSON PN

* See Item 4

** Based on 331,688,000 ordinary shares outstanding as of September 30, 2022 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2022).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oranje-Nassau Développement S.C.A. FIAR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,975,396*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,975,396*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,975,396*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%*,**
12		TYPE OF REPORTING PERSON PN

 * See Item 4

** Based on 331,688,000 ordinary shares outstanding as of September 30, 2022 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2022).

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13G filed on February 14, 2022 (the “Original Schedule 13G” and together with the Amendment, the “Schedule 13G”).

Item 1(a).	Name of Issuer:

IHS Holding Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of (a) Wendel SE, a French investment company and (b) Oranje-Nassau Développement S.C.A. FIAR, a limited joint-stock partnership (société en commandite par actions) (“OND”) organized under the laws of the Grand Duchy of Luxembourg and managed and held at 100% by Wendel Luxembourg S.A., a wholly-owned direct subsidiary of Wendel SE (Wendel SE and OND collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Wendel SE is: 89, rue Taitbout, Paris, France, 75009.

The principal business address of OND is: 5, rue Pierre d’Aspelt, Luxembourg, 1142.

Item 2(c).	Citizenship:

See 2(a).

Item 2(d).	Titles of Classes of Securities:

Ordinary shares, par value $0.30 per share.

Item 2(e).	CUSIP NUMBER:

G4701H109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: ☒ Not applicable
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Wendel SE is the beneficial owner of 62,975,396 ordinary shares of the Issuer, consisting of 62,975,396 shares held by Oranje-Nassau Développement S.C.A. FIAR, or OND. OND is managed and held at 100% by its general partner Wendel Luxembourg SA (the “General Partner”). A majority vote of directors is required for any action by the General Partner, and no single director has a veto right. Each of the General Partner and the board of directors disclaims beneficial ownership of the shares of the Company held by OND.

OND is party to that certain Shareholders’ Agreement, dated as of October 13, 2021, by and among the Issuer, OND and the other shareholders named therein (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides, among other things, that (a) the board of directors of the Issuer shall include a designee of certain shareholders beneficially owning 10% of the shares, (b) each Locked-up Shareholder (as defined in the Shareholders’ Agreement) will be restricted from selling Subject Shares (as defined in the Shareholders’ Agreement) for a period of up to 30 months from the Pricing Date (as defined in the Shareholders’ Agreement) of October 13, 2021 (the “Pricing Date”), subject to the sell-down arrangements contained in the Shareholders’ Agreement whereby Locked-up Shareholder may coordinate sales through registered offerings in four equal tranches occurring every six months beginning six months following the Pricing Date in respect of the Issuer’s initial public offering, and (c) allows each Locked-up Shareholder to sell Subject Shares at any time following the date that is six months following the Pricing Date in one or more private transactions exempt from the requirements of the Exchange Act (other than Rule 144 thereunder).

OND expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any ordinary shares of the Issuer pursuant to the Shareholders’ Agreement other than the ordinary shares of the Issuer owned of record by such Reporting Person.

The Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the ordinary shares owned by other investors except as expressly set forth in the Shareholders’ Agreement and the Reporting Persons do not have dispositive power over the ordinary shares owned by such other investors.

The number of ordinary shares of the Issuer owned by each Reporting Person as set forth in Rows 5-11 of their respective cover pages to this Schedule 13G does not reflect the aggregate ordinary shares of the Issuer owned by other investors. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of such ordinary shares for purposes of Section 13(d) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of Wendel SE and OND expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any ordinary shares of the Issuer other than the ordinary shares of the Issuer in which such Reporting Person has a pecuniary interest.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

WENDEL SE

By:	/s/ David Darmon
Name: David Darmon
Title: Group Deputy CEO

Oranje-Nassau Développement S.C.A. FIAR

By:	/s/ Jean-Yves Hémery
Name: Jean-Yves Hémery
Title: Authorized Signatory

By:	/s/ Claude de Raismes
Name: Claude de Raismes
Title: Authorized Signatory

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Exchange Act. *

* Incorporated herein by reference to the Agreement of Joint Filing by Wendel SE, Oranje-Nassau Développement S.C.A. FIAR and Africa Telecom Towers S.C.S., which was previously filed with the Commission as Exhibit 99.1 to the Schedule 13G filed by Wendel SE on February 14, 2022 with respect to the ordinary shares of IHS Holding Limited.